DEEP GREEN WASTE & RECYCLING, INC.

260 Edwards Plz, #21266

Saint Simons Island, GA 31522

(833) 304-7336

August 29, 2022

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	Deep Green Waste & Recycling, Inc.
Registration Statement on Form S-1
Filed July 22, 2022
File No. 333-266283

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 8, 2022 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted July 22, 2022 (File No. 333-266283) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1 filed July 22, 2022

General

1.	We note that your common stock is quoted on the OTC Pink Market and that the selling stockholders may offer, sell or distribute all or a portion of the shares of common stock at prevailing market prices or at negotiated prices. Please note that the OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its cover page, and elsewhere through the Registration Statement, to disclose a fixed price at which the selling stockholders will offer and sell shares until the Company’s shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices.

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The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (864) 760-9257.

Sincerely,

/s/ Bill Edmonds
Bill Edmonds
Chief Executive Officer

Cc:	Law Offices of Gary L. Blum, Gary L. Blum, Esquire

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